Exhibit 99.4

Aegean Marine Petroleum Network Inc.
Summary of Terms
This term sheet (this "Term Sheet") (i) is not legally binding or a complete list of all the terms and conditions of the potential transactions described herein, (ii) is intended solely to facilitate discussions and is not intended to create, nor will it be deemed to create, a legally binding or enforceable offer or agreement of any kind or nature, (iii) shall not constitute an offer to sell or buy, nor the solicitation of an offer to sell or buy, any of the securities referred to herein or a solicitation of any kind, (iv) is subject in all respects to the negotiation, execution and delivery of definitive documentation, and completion of satisfactory due diligence and no obligation will arise from any oral or written statement or correspondence during discussions among the parties and (v) is proffered in the nature of a settlement proposal in furtherance of settlement discussions and is entitled to protection from any use or disclosure to any party or person pursuant to Federal Rule of Evidence 408 and any other rule of similar import. Any party may terminate or withdraw from discussions at any time and for any reason in such party's sole and absolute discretion without liability to any other party until such time as the parties enter into a binding commitment agreement for the transactions contemplated herein. This Term Sheet does not create a duty to negotiate in good faith toward definitive documentation and shall not be relied upon by any person as the basis for any liability or the basis for a contract by estoppel or otherwise.
Exchange
Prior to November 1, 2018, holders of approximately $[42,700,000] aggregate principal amount of 4.00% Convertible Senior Notes due 2018 (the "2018 Convertible Notes") issued by Aegean Marine Petroleum Network, Inc. (together with its subsidiaries and affiliates, the "Company") exchange such 2018 Convertible Notes for approximately $[42,700,000] aggregate principal amount of new unsecured senior notes (the "New Exchange Notes") issued by the Company with a maturity on [June 15, 2021] and other terms to be agreed (the "Exchange").

Notes Private Placement
Prior to November 1, 2018, certain holders of 2018 Convertible Notes and 4.25% Convertible Senior Notes due 2021 (the "2021 Convertible Notes") issued by the Company purchase, in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), approximately $[53,000,000] aggregate principal amount of new unsecured senior notes (the "New Private Placement Notes") issued by the Company with a maturity on [June 15, 2021] and other terms to be agreed, for approximately $[53,000,000] in cash proceeds to the Company, which must be used at maturity of the 2018 Convertible Notes to pay the principal and accrued interest of the outstanding 2018 Convertible Notes that are not participating in the Exchange (the "Notes Private Placement").

2021 Convertible Notes Amendments
Prior to November 12, 2018, holders of not less than a majority of the aggregate principal amount of the 2021 Convertible Notes then outstanding, deliver a written consent (1) waiving the Event of Default (as defined in the indenture governing the 2021 Convertible Notes (the "2021 Convertible Notes Indenture")) relating to the Company's failure to file annual financial statements for the year ended December 31, 2017 and (2) amending Section 4.04 (Reports) of the 2021 Convertible Notes Indenture on terms to be agreed (collectively, the "2021 Convertible Notes Amendments").

PIPE
Prior to December 1, 2018, certain holders of 2018 Convertible Notes and 2021 Convertible Notes purchase, or agree to backstop a placement to other investors, in a private placement exempt from registration under Section 4(a)(2) of the Securities Act, newly issued common stock, representing approximately [90]% of the outstanding common stock of the Company after giving effect to the issuance (the "New Common Stock"), for $[125,000,000] in cash proceeds to the Company (the "PIPE," and collectively with the Exchange, the Notes Private Placement and the 2021 Convertible Notes Amendments, the "New Financing"), provided that the PIPE does not result in a Fundamental Change (as defined in the 2021 Convertible Notes Indenture).

Multi-Party Commitment Agreement
The New Financing is subject to the execution of a commitment agreement (the "Commitment Agreement"), prior to November 1, 2018, by holders of 2018 Convertible Notes and 2021 Convertible Notes participating in the New Financing (the "Holders"), the Company, and a third-party lender that is acceptable to the Company and the Holders (the "Lender"), pursuant to which: (i) the Holders commit to the New Financing, (ii) the Lender commits to provide a new working capital facility (the "New Loan"), on terms acceptable to the Holders, that refinances, in full, all of the financing (including but not limited to the Company's U.S. and global borrowing base credit facilities) currently provided to the Company by Mercuria Energy Group Limited ("Mercuria") prior to the applicable maturity date of such existing financing, (iii) the Company commits to provide certain security to be agreed for the New Private Placement Notes upon the closing of the New Loan (the "Collateral") and (iv) the Company commits to take all actions necessary or advisable to complete the New Financing and the New Loan, including obtaining any and all approvals, waivers or amendments (the "Approvals") necessary or advisable to effectuate the foregoing under the Company's articles of incorporation, bylaws, other governance arrangements or agreements, agreements with equity holders (including but not limited to agreements with Mercuria), agreements with debt holders (including but not limited to agreements with Mercuria and agreements relating to debt secured by vessels), other agreements to which the Company is a party and/or applicable law.

Milestones
The Commitment Agreement will contain the following milestones:

Prior to November 1, 2018, the Company takes all actions necessary or advisable to complete the Exchange and the Notes Private Placement, including obtaining all Approvals related to the Exchange and the Notes Private Placement in accordance with the terms of the Commitment Agreement.

Prior to November 12, 2018, the Company takes all actions necessary or advisable to complete the 2021 Convertible Notes Amendments, including obtaining all Approvals related to the 2021 Convertible Notes Amendments in accordance with the terms of the Commitment Agreement.

Prior to December 1, 2018, (i) the Company takes all actions necessary or advisable to complete the PIPE, including obtaining all Approvals related to the PIPE in accordance with the terms of the Commitment Agreement, and (ii) the Company provides the Holders with customary registration rights with respect to the New Common Stock (the "Registration Rights Agreement").

Prior to the maturity date of the financing provided by Mercuria, (i) the Company takes all actions necessary or advisable to complete the New Loan, including obtaining all Approvals related to the New Loan in accordance with the terms of the Commitment Agreement, (ii) the Lender provides the New Loan, and (iii) the Company takes all actions necessary or advisable to provide the Collateral for the New Private Placement Notes, including obtaining all Approvals related to the Collateral in accordance with the terms of the Commitment Agreement.

Other Conditions
The New Financing is also subject to, among other things: (i) satisfactory agreement on the terms, conditions and documentation of the New Financing (including the Exchange, the New Exchange Notes, the Notes Private Placement, the New Private Placement Notes, the 2021 Convertible Notes Amendments and the PIPE), the Commitment Agreement, the Collateral, the New Loan and the Registration Rights Agreement; (ii) the Holders not having discovered or otherwise becoming aware of information not previously disclosed to the Holders that the Holders believe to be materially inconsistent with their understanding, based on information provided to them prior to the date hereof, of the business, results, operations, conditions and prospects of the Company; (iii) the absence of any material adverse change in the condition, business, results, operations or prospects of the Company; (iv) the absence of any material disruption of or material adverse change in financial, banking or capital markets that, in the Holders' sole judgment, could materially impair the New Financing or New Loan; (v) the Holders' satisfactory completion of due diligence, including but not limited to business, legal, accounting, financial, tax and structural matters as to the Company, and such investigation not revealing any facts that would materially alter the Holders' current view of the Company; and (vi) receipt of any necessary internal approvals by each Holder.